

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group



17 August 200(

06016780



SEC MAIL PROCESSING
RECEIVED
SEP 1 1 2006
WASH, D.C. 213 SECTION

Securities & Ex
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 16 August 2006, Re : Proposed shareholders' mandate for recurrent related party transactions of a revenue or trading nature; and

2) Financial Results Announcement dated 16 August 2006, Re : Quarterly Report for the fourth quarter ended 30 June 2006.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

PROCESSED
SEP 1 9 2006
THOMSON
FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286





Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 16/08/2006 05:02:11 PM
Reference No LI-060816-1A2DD

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad ("LICB") wishes to announce that the Company proposes to procure a general mandate from its shareholders for the LICB group of companies to enter into recurrent related party transactions of a revenue or trading nature with related parties at the forthcoming Seventy-Sixth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)



Secretary

16 AUG 2006



Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 16/08/2006 05:04:15 PM
Reference No LI-060816-1D25C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : LION INDUSTRIES CORPORATION BERHAD
* Stock name : LIONIND
* Stock code : 4235
* Contact person : WONG PHOOI LIN
* Designation : SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 30/06/2006
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Financial Year End : 30/06/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-06Q4.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2006	30/06/2005	30/06/2006	30/06/2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

16 AUG 2006

1	Revenue	963,856	951,465	3,219,109	3,965,156
2	Profit/(loss) before tax	-63,448	-37,671	-128,024	396,261
3	Profit/(loss) for the period	5,150	-13,135	-32,273	335,226
4	Profit/(loss) attributable to ordinary equity holders of the parent	13,531	-14,967	-9,907	327,565
5	Basic earnings/(loss) per share (sen)	1.94	-2.15	-1.42	47.63
6	Proposed/Declared dividend per share (sen)	0.50	1.00	0.50	1.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	2.8500		3.2700	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006 16	30/06/2005 16	30/06/2006 16	30/06/2005 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	10,789	21,225	35,161	39,370
2	Gross interest expense	36,849	32,248	151,000	140,011

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)



....

Secretary

16 AUG 2006



LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Fourth Quarter Ended

30 June 2006

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2006
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
Revenue		963,856	951,465	3,219,109	3,965,156
Operating expenses		(1,027,734)	(949,073)	(3,410,734)	(3,653,279)
Other operating income		4,885	17,198	31,075	17,512
Profit/(Loss) from operations		(58,993)	19,590	(160,550)	329,389
Finance costs		(36,849)	(32,248)	(151,000)	(140,011)
Share in results of associated companies		3,605	806	148,365	214,557
Income from other investments		10,789	21,225	35,161	39,370
Loss on tender exercise		-	(47,044)	-	(47,044)
Reversal of provision for loss on dilution in shareholdings in a subsidiary company		18,000	-	-	-
Profit/(Loss) before taxation		(63,448)	(37,671)	(128,024)	396,261
Taxation	17	68,598	24,536	95,751	(61,035)
Profit/(Loss) after taxation		5,150	(13,135)	(32,273)	335,226
Minority interests		8,381	(1,832)	22,366	(7,661)
Net profit/(loss) for the period		13,531	(14,967)	(9,907)	327,565
Earnings/(Loss) per share (sen):	25				
- Basic		1.94	(2.15)	(1.42)	47.63
- Diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the fourth quarter ended 30 June 2006 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		2,204,396	2,173,221
Forest concessions		290,136	300,932
Plantation development expenditure		152,139	146,859
Land held for property development		53,309	54,215
Investment in associated companies		484,534	479,221
Long-term investments		176,888	242,328
Deferred tax assets		143,476	33,419
Intangible assets		132,615	313,154
Current assets:			
- Inventories		823,158	1,067,748
- Short-term investments		54,705	39,990
- Property development costs		37,775	37,384
- Amount due by contract customers		713	1,051
- Trade receivables		506,713	519,291
- Other receivables		323,042	291,374
- Deposits, cash and bank balances		247,742	193,956
		1,993,848	2,150,794
Current liabilities:			
- Trade payables		439,354	470,707
- Other payables		319,074	410,598
- Amount due to contract customers		1,385	1,182
- Short-term borrowings	21	305,470	433,840
- Bonds and USD Debts	21	266,302	88,959
- Tax liabilities		2,145	3,857
		1,333,730	1,409,143
Net current assets		660,118	741,651
		4,297,611	4,485,000
Share capital		697,103	697,056
Reserves		1,291,247	1,580,932
Shareholders' funds		1,988,350	2,277,988
Minority interests		455,248	482,427
Long-term borrowings	21	1,637,637	1,206,182
Bonds and USD Debts	21	72,688	323,986
Deferred tax liabilities		142,075	142,075
Deferred payables		1,613	52,342
		4,297,611	4,485,000
Net assets per share attributable to ordinary equity holders of the parent (RM)		2.85	3.27
Net tangible assets per share (RM)		2.66	2.82

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the fourth quarter ended 30 June 2006 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
30 June 2006							
Balance at 1 July 2005		697,056	515,190	769,593	34,560	261,589	2,277,988
Issue of shares	6	47	2	-	-	-	49
Amortisation for the year		-	-	(34,095)	-	-	(34,095)
Currency translation differences		-	-	-	(6,591)	-	(6,591)
Dividend paid for the financial year ended 30 June 2005	7	-	-	-	-	(5,018)	(5,018)
Impairment loss in a subsidiary company		-	-	(161,076)	-	-	(161,076)
Effect on dilution of an associated company		-	-	-	-	(73,000)	(73,000)
Net loss for the year		-	-	-	-	(9,907)	(9,907)
Balance at 30 June 2006		697,103	515,192	574,422	27,969	173,664	1,988,350

	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Profit/(Loss) RM'000	Total RM'000
30 June 2005						
Balance at 1 July 2004	679,235	515,190	828,679	56,058	(55,961)	2,023,201
Issue of shares	17,821	-	-	-	-	17,821
Amortisation for the year	-	-	(35,056)	-	-	(35,056)
Currency translation differences	-	-	-	(21,498)	-	(21,498)
Dividend paid for the financial year ended 30 June 2004	-	-	-	-	(4,923)	(4,923)
Effect on dilution on equity interest in a subsidiary company	-	-	(24,030)	-	(5,092)	(29,122)
Net profit for the year	-	-	-	-	327,565	327,565
Balance at 30 June 2005	697,056	515,190	769,593	34,560	261,589	2,277,988

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

Interim report for the fourth quarter ended 30 June 2006 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
OPERATING ACTIVITIES			
Profit/(Loss) before taxation		(128,024)	396,261
Adjustments for:			
Non-cash items (mainly depreciation)		132,037	170,118
Non-operating items (mainly associates' results & finance costs)		(34,879)	(114,270)
Operating profit/(loss) before changes in working capital		(30,866)	452,109
Changes in working capital:			
Net changes in current assets		163,527	(305,572)
Net changes in current liabilities		(135,778)	50,864
Others (mainly tax paid)		(4,414)	(44,136)
		(7,531)	153,265
INVESTING ACTIVITIES			
Proceeds from disposal of investment property		-	105,624
Proceeds from disposal of investments		79,121	21,617
Others (mainly purchase of property, plant and equipment)		(141,573)	(202,579)
		(62,452)	(75,338)
FINANCING ACTIVITIES			
Issue of shares		49	17,821
Issuance of debt securities		500,000	-
Dividend paid to shareholders	7	(5,018)	(4,923)
Bank borrowings		(209,425)	44,723
Redemption/repayment of Bonds and USD Debts		(92,614)	(126,138)
Others (mainly interest paid)		(33,158)	(111,949)
		159,834	(180,466)
Net changes in cash & cash equivalents		89,851	(102,539)
Effects of exchange rate changes		71	-
Cash & cash equivalents at beginning of the year		94,586	197,125
Cash & cash equivalents at end of the year		184,508	94,586

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of the new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for timber extraction which is normally reduced during the wet weather seasons between October and February.

4. Unusual items

Other than as disclosed, there were no items affecting assets, liabilities, equity, net income or cash flow that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM697,056,465 to RM697,102,765 by the issuance of 46,300 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share for cash pursuant to the Executive Share Option Scheme ("ESOS") of the Company.

During the financial year-to-date, the Group has issued RM500 million Bai' Bithaman Ajil Islamic debt securities and has partially redeemed/repaid its Bonds and USD Debts amounting to RM93 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

During the financial year-to-date, a first and final dividend of 1.0%, less tax, amounting to RM5.0 million in respect of the previous financial year ended 30 June 2005 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	REVENUE			Segment
	Total RM'000	Inter-Segment RM'000	External RM'000	Results RM'000
Steel	2,620,788	(20,632)	2,600,156	(81,160)
Timber extraction and pulp and paper	326,217	-	326,217	(40,239)
Building materials	136,442	-	136,442	(539)
Property and construction	31,299	-	31,299	3,936
Tyre	41,559	-	41,559	(19,374)
Others	83,436	-	83,436	(18,736)
	3,239,741	(20,632)	3,219,109	(156,112)
Unallocated costs				(4,438)
Loss from operations				(160,550)
Finance costs				(151,000)
Share in results of associated companies				148,365
Income from other investments				35,161
Loss before taxation				(128,024)

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the financial year-to-date except for the completion of the disposal of Hebei Weiyuan Heilen Bio-Chemical Co Ltd, a 55% owned subsidiary company of the Company.

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

For the financial year ended 30 June 2006, the Group's revenue contracted by 19% from the last financial year, due mainly to the soft steel market environment. Coupled with the substantial increase in the prices of raw materials during the year, our steel division continued to face margin erosion. Together with the lower share of profit from the associated company, the Group posted a loss of RM128 million for the financial year.

14. Comparison with the preceding quarter's results

	Revenue		Profit/(Loss) From Operations	
	Current Quarter 30/6/2006 RM'000	Immediate Preceding Quarter 31/3/2006 RM'000	Current Quarter 30/6/2006 RM'000	Immediate Preceding Quarter 31/3/2006 RM'000
Steel	806,704	622,794	(14,678)	(20,697)
Timber extraction and pulp and paper	70,530	87,008	(22,509)	(17,311)
Tyre (new operation in China)	13,840	15,506	(6,019)	(6,277)
Others	72,782	56,431	(14,887)	2,218
Unallocated costs	-	-	(900)	(1,694)
	963,856	781,739	(58,993)	(43,761)

Following the rebound in the steel selling prices and higher sales volume, the Group's core steel business saw an upswing in revenue for the quarter under review. The timber division resumed operation at the end of April 2006 after the scheduled annual plant shut down in the middle of March 2006, thus, a higher loss was recorded for the current quarter. The results of "Others" division included allowance for diminution in value of investments.

15. Prospects

With the firming up of market demand for steel products and the impending implementation of the Ninth Malaysia Plan, the Group's performance is expected to improve in the next financial year.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2005 RM'000	CURRENT YEAR TO DATE 30/6/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2005 RM'000
In respect of current period:				
- income tax	(4,601)	279	(1,325)	20,056
- deferred tax	(70,000)	(2,962)	(110,056)	34,670
	(74,601)	(2,683)	(111,381)	54,726
In respect of prior years:				
- income tax	-	(6,843)	-	(6,843)
Associated companies	6,003	(15,010)	15,630	13,152
	(68,598)	(24,536)	(95,751)	61,035

The taxation (deferred tax assets) was provided for the current quarter and financial year-to-date in respect of the tax losses and capital allowances.

18. Unquoted investments and/or properties

There were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	65,953
At book value	10,697
At market value	10,719

20. Status of corporate proposals

The status of corporate proposals of the Company's listed subsidiary, Lion Forest, is reported in the Interim Report of Lion Forest.

Other than the above, there were no corporate proposals at the date of this report.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	282,355	1,636,907	1,919,262
Unsecured	23,115	730	23,845
	305,470	1,637,637	1,943,107
Bonds and USD Debts			
Secured	266,302	72,688	338,990
	571,772	1,710,325	2,282,097

The Group's borrowings and debt securities are denominated in the following currencies:	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,564,024
- US Dollar	186,054	683,190
- Chinese Renminbi	75,899	34,883
		2,282,097

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest, are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board of Directors is recommending the payment of a first and final dividend of 0.5% less 28% taxation:

(a) i. Amount per share : 0.5 sen (less 28% taxation) amounting to RM2.5 million (net);

ii. Previous corresponding year : 1 sen per share (less 28% taxation) amounting to RM5.0 million (net); and

iii. Total dividend for the current financial year : 0.5 sen per share;

(b) Date payable : To be announced at a later date; and

(c) Entitlement date : To be announced at a later date.

25. Earnings / (Loss) per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit / (loss) for the period by the weighted average number of ordinary shares in issue of 697.1 million for the current quarter and financial year-to-date (2005 : 696.1 million and 687.7 million respectively).

Diluted

For 2006, the diluted earning per ordinary share was not disclosed as the options over 7,989,400 unissued ordinary shares of RM1.00 each granted to eligible employees pursuant to the Company's ESOS have no dilutive effect as the exercise price is above the average market value of the Company's shares during the financial year ended 30 June 2006.

The diluted earnings per ordinary share in 2005 has not been presented as the exercise period for the Company's ESOS expired on 14 May 2005.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the group wide restructuring scheme ("GWRS") which included the requirement to disclose the status of the Proposed Divestment Programme (Please refer to Appendix attached).

Proposed Divestment Programme ("PDP")
Interim Report for the Fourth Quarter Ended 30 June 2006

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2005	Concluded Sales: Current Year (Jan-Dec 06): Current Quarter	Concluded Sales: Current Year (Jan-Dec 06): Year-To-Date	Sale Proceeds Received: Up to December 2005	Sale Proceeds Received: Current Year (Jan - Dec 06): Actual Received in Current Qtr	Sale Proceeds Received: Current Year (Jan - Dec 06): Actual Received in YTD	Sale Proceeds Received: Current Year (Jan - Dec 06): Projected to Dec 2006	Sale Proceeds Received: Current Year (Jan - Dec 06): Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-	-	-
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	5.8	-	-	4.0	-	1.8	39.6	41.4
By December 2005									
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-	9.7	9.7
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	-	-	-	-	-	-	278.0	278.0
Total	541.3	214.0	-	-	212.2	-	1.8	327.3	329.1

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the Bonds and USD Debts.